Exhibit 5.2

Deloitte & Touche LLP P.O. Box 49279 Four Bentall Centre 2800 — 1055 Dunsmuir Street Vancouver, BC V7X 1P4
Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca
AUDITORS’ CONSENT
We have read the preliminary prospectus supplement of TELUS Corporation (the “Company”) dated May 15, 2006 to the short form base shelf prospectus dated August 24, 2005, relating to the offering of Series CB Notes, (collectively the “Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004; and the consolidated statements of income, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2005. Our report is dated February 14, 2006.
Chartered Accountants
Vancouver, BC
May 15, 2006